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centrica

taking care of the essentials



03024918

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AUG 12 2003
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centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

31 July, 2003

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Interim Results for the six months ended 30 June 2003

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



For and on behalf of
Centrica plc

Centrica plc
Interim Results for the six months ended 30 June 2003
(unaudited)

Financial Highlights:

- Turnover, including Accord trading, up 31% to £9,345m.
- 11% increase in underlying* operating profit to £694m.
- Underlying earnings* up 11% at £479m.
- Adjusted earnings per share 11.3p compared with 10.4p in 2002.
- Operating Cash flow £730m, compared with £330m in 2002.
- Interim dividend 1.7p per share, up 21% on 2002.

Operating Highlights:

- Continued evolution of the Centrica strategy with focus primarily on delivering value from our investments.
- Increased energy market share for British Gas through sustained growth in electricity alongside reduced customer losses in gas. Home services becoming a material contributor to British Gas profits.
- Continued investment in gas-fired power generation. Planning material commitment to renewable generation.
- Total AA personal finance advances passed £1 billion.
- Operating loss in telecoms halved and Carrier Pre-Selection (CPS) starting to deliver increased Average Revenue Per User (ARPU) and reduced churn.
- Underlying fundamentals of Goldfish improved but financial performance remains disappointing.
- North America on track to double operating profits in 2003. Particularly strong performance in Texas.

"We believe that our continued development of deeper customer relationships supported by our energy management skills will enable us to reward shareholders whilst continuing to take advantage of selective growth opportunities"
-- Sir Roy Gardner, Chief Executive

Statutory Results:
- Operating profit £605m • Earnings £390m • Earnings per share 9.2p

* underlying results are reported before exceptional items and goodwill amortisation.

CHAIRMAN'S STATEMENT

In the first half of 2003 Centrica has continued to make good progress on delivering value from its business activities. Despite an uncertain economic background, top-line growth has continued and, once again, we have delivered record first half profits. Adjusted earnings per share (before goodwill amortisation) are up 9% on the same period of 2002.

Dividend

The board of directors has declared an interim dividend for 2003 of 1.7 pence per share, an increase of 21% on the 2002 interim dividend. This is in line with our stated policy of increasing the payout ratio and reflects the board's confidence in the outlook for earnings and operating cash flow.

The board of directors

As previously announced, the board has been strengthened this year by the appointment of three new non-executive directors. Helen Alexander and Robert Tobin took up their posts with effect from 1 January 2003 and were joined on 1 March by Paul Walsh.

In February, Chief Operating Officer Mike Alexander left the Centrica board to take up the post of Chief Executive of British Energy.

Sir Brian Shaw retired from the board at the Annual General Meeting in May, although will continue as Chairman of the AA Motoring Trust, an independent charity.

Sir Michael Perry GBE, Chairman **31 July 2003**

Operating profit numbers are stated, throughout the commentary, before goodwill amortisation where indicated. The directors believe this measure assists with understanding the underlying performance of the group. The equivalent amounts after goodwill amortisation are reflected in Note 1 and are reconciled at group level in Note 4. Adjusted earnings and adjusted earnings per share are reconciled to their statutory equivalents in note 7.

All current financial results listed are for the six months ended 30 June 2003. All references to "the prior-year period", "2002" and "last year" mean the six months ended 30 June 2002 unless otherwise specified.

CHIEF EXECUTIVE'S REVIEW

Turnover and profitability

Group turnover (excluding Accord trading revenue) was £6.2 billion in the first half of 2003, up 20% from the same period last year. The main drivers of the growth were North America, where we had a full six months' sales from our Texas acquisition, industrial and wholesaling within the Energy Management Group, increases in electricity sales within Centrica Business Services and British Gas and growth in British Gas home services. These were supported by growth in the AA's roadside and personal finance units, One.Tel and Goldfish.

Group operating profit (including joint ventures and associates, before goodwill amortisation) of £694 million was up 11% from £627 million in 2002, with improved performance across most brand units, particularly North America.

Cash flow, capital expenditure and acquisitions

Group operating cash flow (from continuing operations, excluding dividends from joint ventures and associates) was £730 million for 2003 compared with £330 million in the first half of 2002. An increase of £84 million to £886 million in operating profit (before depreciation and goodwill amortisation) was supplemented by a decrease in cash Petroleum Revenue Tax (PRT) payments of £190 million and transportation cash payments of £160 million.

Net capital expenditure and financial investment was £92 million this year, down from £154 million in 2002. This was due primarily to lower spend in respect of our new customer relationship management (CRM) infrastructure, which underpins the business transformation within British Gas. Acquisition expenditures net of disposals were £66 million in 2003 (2002: £511 million), primarily accounted for by our purchase of the Roosecote power generation plant and deferred consideration for the 2002 acquisition of the AEP customer base in Texas.

The group's net cash inflow before management of liquid resources and financing was £398 million, against a net outflow of £468 million in 2002.

Net interest, net debt and net assets

Net interest payable was £29 million (2002: £29 million) and was covered 31 times by operating profit (including joint ventures and associates) before depreciation and goodwill amortisation.

Net debt (excluding the Goldfish facility of £234 million and non-recourse debt of £223 million in respect of water heaters) decreased to £96 million at 30 June 2003 from £465 million at 30 June 2002. Net assets grew by 23% over 2002, from £2.26 billion to £2.80 billion due to retained earnings and an increase in minority interests. Our resulting ratio of net debt (excluding Goldfish Bank facilities and water heater debt) to shareholders funds was 3.7% at 30 June 2003 (June 2002: 21%).

Taxation

The ongoing taxation charge of £186 million for the first half of 2003 represents an effective 28% rate on profits adjusted for goodwill amortisation (2002: 28%).

The overall charge reflects the recognition of deferred tax assets during 2003 which were unrecognised at the last year-end, offset by higher tax rates for offshore gas production and in North America.

Outlook

We believe that our underlying strengths of leading premium brands and deepening customer relationships supported by our energy management skills will continue to afford growth opportunities as

British Gas continues to invest in its transformation programme which will deliver superior customer service, an enhanced ability to target cross sales and improved margins driven by reduced cost to serve. Key elements, including prompted cross selling driven by customer insight and a new billing platform, will start to roll out in the second half.

UK energy remains highly competitive although we have seen a reduction in customer churn which should lead to a stabilising market share in our gas supply business and continued growth in electricity. Our home services business provides competitive advantage and good margins and we are continuing to invest in developing this unique capability.

It is likely that margin pressures will continue in the commercial energy supply sector but we expect to increase our electricity market share while maintaining our position in gas. Greater emphasis will now be given to cross selling telecoms to this customer base.

We continue to expect a year on year reduction in production volumes from our Morecambe gas fields of around 10%. We anticipate annual spending in the medium term of up to £100 million to replace these gas reserves.

In electricity we can now cover 25% of our peak day requirements from our equity generation capacity. Along with the fixed portion of the British Energy contracts, the forthcoming tolling agreement with the Spalding plant and other fixed price contracts, we are over 90% hedged in the 2004/5 supply year. Now that the economics and technology are more attractive, we expect to commit up to £500 million over the next 5 years to participate in building renewable capacity. Our approach will be to work in strategic partnerships to de-risk our investment, maximise the capacity and minimise our capital employed.

We expect operating profit at the AA to continue to rise as we transform our processes and channels to drive further cross-selling and cost efficiencies. In telecoms we will use our position to influence the shape of the competitive landscape as CPS rolls out and as we approach the launch of a Wholesale Line Rental (WLR) product. For Goldfish we expect to see the improving fundamentals of the business being translated into reduced losses in the second half. As we have previously said, we are targeting cash flow breakeven by the end of the year.

North America is expected to continue to perform strongly in the second half and deliver the targeted doubling of profit. Although organic growth opportunities are more limited than we anticipated when we first entered this marketplace we continue to seek innovative ways of adding value and growing our customer base. We continue to seek acquisition opportunities in both power generation and upstream gas to hedge an appropriate proportion of our retail sales and we anticipate acquisition spend of up to £350 million over the next five years.

In summary, following a period of major acquisitive growth we are now concentrating on delivering value from the assets and businesses we have acquired. We will nevertheless continue to take advantage of growth opportunities, including selective acquisitions, where they add value to the core positions which we have established. In parallel we are transforming the operational and financial performance of our major brands.

I am confident that Centrica will continue to deliver top and bottom line growth over the medium term. The platform that we have established, and the cash flow being generated, will allow us to fulfil our plans for the future. We expect to deliver strong earnings growth each year and an improving return on capital employed, even further in excess of our group weighted average cost of capital, whilst at the same time rewarding shareholders by moving towards a 40% dividend payout ratio over the next few years.

Sir Roy Gardner
Chief Executive **31 July 2003**

SEGMENTAL BUSINESS COMMENTARY

British Gas Residential

The first half of 2003 has seen continuing improvement in the performance of British Gas Residential across all areas. Aggregate turnover was up 1.3% in the first half at £3.3 billion driven by an increase in residential energy market share and continued growth in home services.

Although gas consumption was in line with the very warm 2002, gas gross margin, against a ten year Seasonal Normal Temperature, was down by £40 million in the period. Operating profit was up 4% at £200 million (2002: £193 million) despite a one-off National Transmission System (NTS) credit of £54 million in 2002, which resulted in a strengthening of underlying margins. We incurred higher spend, £19 million (2002: £13 million), to meet our obligations under the government's Energy Efficiency Commitment and increased costs from our training academy with our commitment to growing our engineer base. Rollout of the CRM infrastructure commenced in the first half. There are now around 7,500 call centre agents who are able to see on a single screen a customer's total relationship with British Gas. We incurred £13 million in revenue costs and £37 million in capitalised costs (2002: £11 million and £63 million respectively) under the transformation programme.

Energy

At 41%, British Gas's estimated share of the aggregate residential energy customer base in Great Britain increased by 1 percentage point against the same time last year. Net losses in gas customers (78,000) were considerably lower than in 2002 (426,000) despite a price rise in April. In electricity, sales growth continued with customer gains in the first half of 247,000 compared with 218,000 in the first half of 2002. In line with the industry, there is also a considerable amount of work being done to improve our processes, particularly in electricity, to provide better service for customers changing supplier.

For the six months ended 30 June	H1 2003	H1 2002	Δ%	FY 2002
Customer numbers (period end) (000):				
Residential gas	12,761	13,025	(2%)	12,839
Residential electricity	6,042	5,592	8%	5,795
Estimated market share (%):				
Residential gas	63	65	(2 ppts)	64
Residential electricity	24	22	2 ppts	22
Average consumption:				
Residential gas (therms)	353	346	2%	607
Residential electricity (kWh)	2,027	2,049	(1.1%)	4,132
Weighted average sales price:				
Residential gas (p/therm)	46.67	46.65	0.0%	47.12
Residential electricity (p/kWh)	6.15	6.06	1.5%	6.06
Weighted average unit costs:				
Residential gas (WACOG, p/therm)	22.49	22.63	(0.6%)	22.23
Residential electricity (WACOE, p/kWh)	2.48	2.47	0.4%	2.47
Transportation & Distribution (£m):				
Residential gas	690	663	4.1%	1,256
Residential electricity	226	211	7%	444
Total	**916**	**874**	**4.8%**	**1,700**
Turnover (£m):				
Residential gas	2,129	2,176	(2.2%)	3,805
Residential electricity	739	674	10%	1,380
Total	**2,868**	**2,850**	**0.6%**	**5,185**
Operating profit (£m):				
Residential energy	169	197	(14%)	218
Operating margin (%):				
Residential energy	6	7	(1 ppt)	4.2
British Gas product holding™:				
Average British Gas products per customer (period end):	1.60	1.50	7%	1.53

™British Gas Brand

Home Services

British Gas home services reported strong growth. Turnover increased by 6% to £411 million. Home

to grow our share of the new and replacement central heating installations market although we believe this market has contracted year on year.

We see home services as a growing opportunity to increase profitability, improve customer service and strengthen the brand attributes differentiating British Gas from the competition with this unique capability. We increased our engineering staff numbers, recruiting an additional 776 engineers since the beginning of the year.

Overall operating profit increased by £19 million to £41 million (2002: £22 million) with operating margins now at 10% (2002: 6%).

For the six months ended 30 June	H1 2003	H1 2002	Δ%	FY 2002
Customer product holdings (period end) (000)				
Central heating service contracts (3 star)	3,154	2,984	6%	3,093
Other central heating service contracts	841	821	2.4%	849
Kitchen appliances care (no. of appliances)	969	651	49%	871
Plumbing & drains care	965	830	16%	905
Electrical care	467	262	78%	367
Home security	28	28	-	28
Total holdings	**6,424**	**5,576**	**15%**	**6,113**
Central heating installations	43	49	(12%)	102
Turnover (£m)				
Central heating service contracts (3 star)	191	171	12%	349
Central heating installations	115	120	(4.2%)	260
Other	105	97	8%	201
Total	**411**	**388**	**6%**	**810**
Engineering staff employed	6,981	6,093	15%	6,205
Operating profit (£m)				
Home services	41	22	86%	61
Operating margin (%)				
Home services	10	6	4 ppts	8

British Gas Communications

Turnover in the first half was flat at £26 million. In the absence of a viable WLR product we have intentionally set out this year to acquire fewer customers, significantly reduce customer churn and thereby reduce the operating loss incurred by this business. The half-year loss was substantially reduced at £10 million (2002: £26 million).

Churn rates continue to reduce, largely impacted by the introduction of the enhanced CPS process in July 2002. We now have 75% of the customer base on CPS and all new customer connections are fulfilled in this way.

For the six months ended 30 June	H1 2003	H1 2002	Δ%	FY 2002
Customer numbers (fixed line) (period end) (000)	378	371	1.9%	367
Average minutes use per month (fixed line)	366	344	6%	340
ARPU (fixed line) (£)	11.23	10.49	7%	10.52
Turnover (£m)	26	26	-	52
Operating loss (£m)				
British Gas Communications	(10)	(26)	62%	(35)

Centrica Business Services

Centrica Business Services has continued to grow in 2003 with turnover increasing by 21% to £575 million (2002: £474 million). Gas turnover was 5% lower in line with slightly lower consumption. A 55% increase in electricity turnover came partly from the acquired Electricity Direct business (47%) and partly from continued organic growth (8%), achieved against a backdrop of industry consolidation and increased price competition.

Operating profit* has increased by £3 million to £43 million (2002: £40 million) with the acquired Electricity Direct business contribution of £6 million offsetting a one-off NTS credit of £6 million in 2002.

Investment has commenced on a business transformation programme including the development of new billing capabilities. The anticipated medium term results of this project will include improved customer service, lower costs to serve and enhanced cross selling capabilities.

For the six months ended 30 June	H1 2003	H1 2002	Δ%	FY 2002
Customer supply points (period end) (000):				
Gas	393	380	3.4%	383
Electricity	523	380	38%	516
Total	**916**	**760**	**21%**	**899**
Average consumption:				
Gas (therms)	1,737	1,887	(8%)	3,276
Electricity (kWh)	12,299	10,491	17%	22,398
Weighted average sales price:				
Gas (p/therm)	37.47	37.13	0.9%	36.72
Electricity (p/kWh)	4.91	4.88	0.6%	4.79
Weighted average unit costs:				
Gas (WACOG, p/therm)	21.32	21.62	(1.4%)	20.71
Electricity (WACOE, p/kWh)	2.30	2.34	(1.7%)	2.25
Transportation & Distribution (£m):				
Gas	67	64	4.7%	126
Electricity	102	75	36%	170
Total	**169**	**139**	**22%**	**296**
Turnover (£m):				
Gas	253	266	(4.9%)	457
Electricity	322	208	55%	514
Total	**575**	**474**	**21%**	**971**
Operating profit (£m)*				
Commercial energy	43	40	8%	65
Operating margin (%)				
Commercial energy	8	8	-	7

CEMG

Centrica Energy Management Group has continued to demonstrate its strength in managing a portfolio of upstream assets and contractual positions. Against a backdrop of flat production volumes, unseasonably warm weather, and fluctuating commodity prices, operating profit was up by 11% to £373 million (2002: £336 million).

Gas Production

Production volumes were flat against the same period last year with some production deferred from the fourth quarter of 2002 due to warmer weather at that time. Total turnover was down reflecting a 4.9% fall in average gas selling prices. However operating profit fell by only 2.8% with costs down mainly due to the abolition of Royalties.

A reperforation campaign was successfully completed for four of the South Morecambe wells. This has increased daily deliverability from these wells by an average of 13%. Planning is now in progress to complete reperforation of five North Morecambe wells.

We completed the acquisition of the remaining 60% of the Rose gas field, announced in December 2002, and the project is progressing well to bring this field to full production by the first half of 2004. We remain committed to acquiring further gas production assets to maintain our equity hedge position where we believe there is real value to be generated.

Industrial and Wholesaling

Sales volumes were up 32% on the same period last year, due mainly to increased wholesaling activity. Compared with seasonal normal temperatures, warmer weather depressed consumption in the downstream business and the daily temperature fluctuations allowed profitable sales, of the excess contracted gas supplies, into the wholesale market. It is unlikely that this rate of profitability can be maintained in the second half. Included here is the £8m profit received in respect of the disposal of our share of the Aldbrough storage facility, the development costs of which had previously been charged

Electricity Generation

Centrica added to its generation capacity this year with the purchase of two gas fired power stations. In April we acquired the 229MW Roosecote plant and, in July, the 240MW Barry plant, taking total equity generation capacity to 2,174MW.

Accord Energy

Accord continues to play a vital role in the procurement activity for Centrica. In a tough trading environment, with fewer counterparties due to various withdrawals, it made an operating profit of £13 million in the first half. Physical volumes traded during this time were 1.9 times the gas and 3.5 times the electricity volumes supplied to our downstream customers, both figures up on last year as deals accounted for in prior years came into actual delivery. We have also continued to build on our electricity trading and procurement in Europe to support our customer needs in Belgium and Spain.

Storage

The Rough storage facilities (both onshore and offshore) have had a number of technical difficulties resulting in unplanned outages during the first half of the year. The maintenance backlog that existed at the time of acquisition has been successfully reduced to appropriate levels and the facility is now back running at full rate. Despite these operational difficulties, operating profit was £16 million as the market-driven increase in the summer/winter price differential took storage prices higher.

The Competition Commission inquiry has been completed. The Commission submitted its report to the DTI on 4 July although the recommendation will not be made public until the Secretary of State announces a decision.

For the six months ended 30 June	H1 2003	H1 2002	Δ%	FY 2002
Gas production:				
Production volumes (m therms)				
Morecambe	2,079	2,130	(2.4%)	3,639
Other	258	214	(21%)	417
Total	**2,337**	**2,344**	**(0.3%)**	**4,056**
Average sales price (p/therm)	21.5	22.6	(4.9%)	21.5
Turnover (£m)	528	564	(6%)	932
External turnover (£m)	30	41	(27%)	74
Operating costs (£m):				
Royalties	0	43	(100%)	67
Petroleum revenue tax	68	47	45%	76
Volume related production costs	125	131	(4.6%)	237
Other production costs	53	55	(3.7%)	108
Total	**245**	**276**	**(11%)**	**488**
Operating profit (£m)	282	290	(2.8%)	447
Power Stations				
Power generated (MWh)	3,721	3,434	8%	7,662
Industrial & wholesale				
Sales volumes (m therms)	3,591	2,725	32%	5,694
Average sales price (p/therm)	20.0	19.9	0.5%	19.8
Turnover (£m)	460	401	15%	784
Operating profit (£m)	62	31	100%	72
Accord				
Traded volumes (physical)				
Gas (million therms)	13,090	9,713	35%	20,399
Electricity (GWh)	70,458	37,178	90%	95,329
Turnover (£m)	3,121	1,951	60%	4,304
Operating profit (£m)	13	15	(13%)	0
Storage				
Rough operating profit (£m)	16	n/a	n/a	1
CEMG Operating profit (£m)	**373**	**336**	**11%**	**520**

The AA

The AA has continued to grow in its core Roadside and Personal Finance operations. First half operating profit* was 8% up at £39 million (2002: £36 million) although this was after incurring £4.3

million of one-off closure costs within the period. There was also an investment of £7.3 million in the ongoing AA business transformation programme, of which £2.2 million was expensed (2002: £1.7 million).

Significant progress has been made in cross-selling with the percentage of sales generated from internal leads doubling year on year. The Parts and Labour Cover product, which is almost entirely sold by cross-selling has now reached 164,000 customers, less than two years after its launch.

AA Roadside Services

Roadside Services operating profit* was up 8% at £26 million (2002: £24 million) despite incurring one-off costs of £2.6 million relating to closure of the Direct Sales Force and the announcement of plans to consolidate operational locations from three sites to one at a cost of £1.7 million. Roadside operating costs continue to be reduced whilst maintaining service levels through more efficient deployment and rostering. Continued low call-to-arrive times were maintained along with excellent Customer Satisfaction as evidenced by winning the JD Power & Associates UK Roadside Assistance Study award for customer satisfaction for the second consecutive year.

AA Personal Finance

At the end of June the total value of Personal Finance advances had passed £1 billion for the first time following the continued success of the AA Personal Loan and the AA Visa card. The home insurance book has grown by 3% since the start of the year on the back of record retention and sales conversion rates. Overall operating profit* remained flat on turnover growth of 2.4% due to market-wide reduction in motor insurance premiums and an increase in acquisition costs driven by new entrants to the market. TheAA.com website continues to be a strong distribution channel with 44% of insurance quotes being delivered and 12% of loans being completed online.

Other AA Services

Within the AA's other services, turnover in the Service Centres has grown by 13% compared to 2002 building on the top line growth achieved last year following the Centres' re-launch under the AA brand. However a number of investments were made, for example in technology, which increased the first half operating loss* to £11m (2002: £6m).

For the six months ended 30 June	**H1 2003**	**H1 2002**	**Δ%**	**FY 2002**
Roadside Services:				
Customer numbers (period end) (000)	13,196	12,587	4.8%	12,975
Customer renewal rate (%)	85	83	2.4 ppts	85
Average transaction value (£)	35	34	2.9%	34
Roadside patrols employed	3,490	3,680	(5%)	3,651
Personal Finance:				
Insurance customers (000):				
Motor	964	952	1.3%	959
Home	683	647	6%	664
Overall renewal rate (%)	82	81	1 ppt	78
Average annual premium (£)	258	262	(1.5%)	261
Motor & Home Insurance Commissions (£m)	46	45	2.2%	93
Loans (fixed term) book size (£m)	948	605	57%	681
Loans(fixed term) share of JV operating profit (£m)	12	10	20%	20
No. of fixed term personal loans (000)	148	106	40%	117
AA Service Centres:				
Site numbers	128	129	(0.8%)	129
Average turnover per site (£000)	186	164	13%	320
Turnover (£m):				
AA Roadside Services	243	233	4.3%	476
AA Personal Finance	85	83	2.4%	172
Other AA Services	61	53	15%	112
Total	**389**	**369**	**5%**	**760**
Operating profit (£m)*:				
AA Roadside Services	26	24	8%	54
AA Personal Finance	23	23	-	47
Other AA Services	(10)	(11)	9%	(28)
Total	**39**	**36**	**8%**	**73**
Operating margin (%)				

One.Tel

In the first half of 2003, turnover grew by 12% over the first half of 2002 to £84 million, as a result of further growth in the customer base. Fixed line ARPU has declined by 5% to £15.63 due in part to some competitor discounting activity and also as a result of targeting new customer segments. The number of our customers choosing One.Tel Select, our CPS product, as their access method, continues to increase and early data indicates an uplift in ARPU of approximately 36%. As at 30 June 2003, 152,000 fixed line customers (20% of the base) and 70% of new customers joining use the One.Tel Select service.

The introduction of fixed fee tariffs coupled with an increased proportion of the base being on CPS has had a positive impact on overall churn with a decrease in June over the same period last year of 5 percentage points to 37%. As at the end of June 12% of fixed line services were on a fixed fee.

One.Tel broke even* in the first half despite increasing customer acquisition costs of £13.5 million (2002: £8 million), reflecting the higher costs of acquiring customers onto mobile telephony products.

For the six months ended 30 June	H1 2003	H1 2002	Δ%	FY 2002
Customer numbers (period end) ('000):				
Fixed line	764	719	6%	746
Mobile	62	n/a	n/a	36
Other services	203	151	34%	180
Total (**)	**1,030**	**870**	**18%**	**962**
Average minutes used per month (fixed line)	309	282	10%	284
ARPU (fixed line) (£)	15.63	16.40	(4.7%)	16.20
ARPU (mobile) (£)	13.58	n/a	n/a	12.77
Turnover (£m)				
Total One.Tel	84	75	12%	153
Operating profit (£m)*				
Total One.Tel	0	4.7	(100%)	2.1
Operating margin (%)				
Total One.Tel	0	6	(6 ppts)	1.4

** 30 day tolling

Goldfish Bank

Goldfish Bank continues to make progress in all of its main areas of business. Credit card recruitment has strengthened considerably against last year with 88,300 new accounts, 149% up on 2002 and at an average acquisition cost 20% lower than 2002. The new credit card product, aimed at customers with a greater propensity to revolve balances, was launched in February and has since represented 89% of this new volume. Around 80% of customers on the new card are revolving their balances.

Credit card gross contribution, after loyalty costs, fell by £1 million to £29 million caused by a fall in the net interest margin due to a reduction of 1% in the headline APR on the original credit card and a proportion of promotional introductory rate balances within the receivables book. Total card spend rose by 8% with the cost of the loyalty scheme decreasing as a percentage of this spend due to the negotiation of improved terms with our partners and the beginnings of the effect of a significant change to the loyalty scheme in May

Banking gross contribution increased by £2 million to £3 million with success in growing both the loans and savings books. The loan receivables book rose to above £80 million, with over 11,000 customers. Volumes are increasing each month. The savings portfolio had £600 million in deposits at the end June and over 17,000 accounts, thus reducing reliance on external funding. In the period there were also 44,500 non-credit related product sales.

The operating costs of the business, before provision for bad and doubtful debts, have increased to £49 million (2002: £36 million). This was due to an increase of £5 million in product acquisition costs, £2 million in brand development and £6 million in processing, including IT infrastructure running costs, due to handling the higher new business volumes and as a result of bedding down operations following migration of the card portfolio.

The overall operating loss* for the period was £23 million before depreciation of £7 million on the cost of building the banking system architecture. We expect to see the improving fundamentals of the business being translated into reduced losses in the second half, with the target of cash flow breakeven by the end of the year remaining in place.

For the six months ended 30 June	**H1 2003**	**H1 2002**	**Δ%**	**FY 2002**
Credit cards in force (000)	1,183	1,050	13%	1,082
Average monthly spend per active account (£)	524	512	2.3%	541
Gross card receivables (£m)	840	671	25%	773
Net interest margin (%)	4.6	5.7	(1.1 ppts)	5.2%
Loyalty scheme costs (% of retail spend)	0.78	0.82	(0.04 ppts)	0.80
Credit losses (% of receivables)	3	3	-	3
Credit card income (£m)				
Net interest income	17	18	(6%)	36
Fee revenue and other income	26	25	4%	54
Total (before deduction of loyalty costs)	**43**	**43**	**-**	**90**
Turnover (£m)				
Goldfish Bank	63	59	7%	122
Gross Contribution (£m)				
Credit card	29	30	(3.3%)	61
Banking	3	1	200%	3
Total	**32**	**31**	**3%**	**64**
Total operating costs (£m)	49	36	36%	78
Bad and doubtful debts (£m)	13	12	8%	26
Operating loss (£m)*				
Total Goldfish, before minority interest	(30)	(17)	(76%)	(40)

Centrica North America

Centrica has continued to expand and develop its presence in North America despite the challenging business and regulatory environments. In 2003 we have integrated the businesses acquired in 2002 and substantially improved their profitability. Operating profit* increased by 192% over the same period in 2002 to £73 million reflecting strong performances in our electricity markets, particularly in Texas where profitability of the retail business acquired in December 2002 has exceeded expectations.

Retail Energy

Residential and small commercial gas

Turnover in this segment increased by 17% over the same period in 2002 reflecting the colder winter, together with revenues from approximately 300,000 gas customers acquired in 2002. Operating profit* has reduced owing to increased costs of customer renewals associated with regulatory changes, plus costs related to the establishment of our retail energy business in Alberta. In Ontario, recent favourable legislative and regulatory changes are expected to reduce losses of gas customers and high renewal costs. In our U.S. gas markets, the adverse regulatory climate together with a volatile gas price environment, have continued to make it difficult to add customers. We will participate only in markets which offer an appropriate return on capital, and accordingly we are withdrawing from the Maryland gas market and returning 11,000 customers to the local utility.

We have re-evaluated the returns achievable on our original investment in Energy America in the light of the current regulatory and business environments and have provided £12 million in respect of part of the goodwill.

Residential and small commercial electricity

Turnover and operating profit in this segment increased sharply reflecting the performance of our recently acquired business in Texas and a full half year of Ontario electricity sales. Owing to the high electricity consumption per customer in Texas, overall average consumption has risen by 131%. In respect of the acquired customers in Texas, prices were increased in March by an average of 17% under the Price to Beat (PTB) mechanism, allowing us to maintain target margins despite a sharp increase in gas costs, a key driver of power costs. Customer numbers have reduced by 5% in the acquired business as expected under the PTB mechanism.

We continue to build an organic electricity business, principally in Houston and Dallas / Fort Worth, where customer numbers have grown by 23%, taking advantage of opportunities to compete against incumbent utilities; our focus on higher value customers has raised consumption per customer from 99% to 108% of the Texas average.

Our retail energy acquisition in Alberta announced in December 2002 is expected to complete by the end of 2003. We have recently been granted an energy marketing licence in Alberta and intend to initiate contracting customers in the fourth quarter of 2003 under our Direct Energy brand.

Home & Business services

We have focused on rebranding the Enbridge Services Inc. business acquired in May 2002 to Direct Energy Essential Home Services and Direct Energy Business Services, and on driving efficiency and growth using our experience in the UK home services business. Integration of our home services and retail energy businesses in Ontario enables us to leverage cross-selling opportunities. Customer numbers in the core heating and cooling protection products have increased by 8% to 365,000.

We reduced our holding in the Consumers' Waterheater Income Fund from 41.9% to 19.9%, realising further proceeds of £49 million in addition to the £304 million raised in 2002. We continue to account for the earnings, assets and liabilities of the Fund on a fully consolidated basis as required under FRS5.

Upstream activities

Gas production volumes, which have stayed constant reflecting the replacement of declining fields with new developments, fulfilled 21% of customer requirements in Canada and the north-eastern U.S. in the first half of 2003. Despite increases in market price, average gas selling prices have reduced by 12% compared with the same period in 2002 following the expiry of favourably priced forward sales contracts in November 2002.

For the six months ended 30 June	H1 2003	H1 2002	Δ%	FY 2002
Customer numbers (period end):				
Residential and small commercial gas (000)	1,252	1,394	(10%)	1,339
Residential and small commercial electricity (000)	1,366	575	138%	1,416
Home & business services (000)	1,654	1,636	1.1%	1,627
Average consumption:				
Residential and small commercial gas (therms)	880	685	28%	1,138
Residential and small commercial electricity (kWh)	8,558	3,711	131%	10,666
Gas production:				
Gas production volumes (m therms)	182	184	(1.1%)	356
Average sales price (p/therm)	19.9	22.6	(12%)	21.4
Turnover (£m):				
Residential and small commercial gas	347	297	17%	486
Residential and small commercial electricity	574	31	1,752%	189
Home & business services	94	39	141%	159
Gas production & energy trading (including I&C)	260	132	97%	284
Total	**1,275**	**499**	**156%**	**1,118**
Operating profit (£m)*:				
Residential and small commercial gas	12	21	(43%)	16
Residential and small commercial electricity	40	(20)	n/m	(10)
Home & business services	10	6	67%	23
Gas production & energy trading (including I&C)	11	18	(39%)	34
Total	**73**	**25**	**192%**	**63**
Operating margin (%)*:				
Total North America	6%	5%	1 ppt	6%

Europe

In Belgium, our Luminus joint venture prepared for the opening of the residential gas and electricity markets in Flanders which took place to plan on 1st July 2003. Luminus now manages some 800,000 accounts (600,000 electricity and 200,000 gas).

Centrica has also entered the Spanish SME energy market organically under the Luseo Energia brand

Independent review report to Centrica plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2003, which comprises a group profit and loss account, group balance sheet at 30 June 2003, movements in shareholders' funds, group cash flow statement, statement of total recognised gains and losses, comparative figures and associated notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

PricewaterhouseCoopers LLP
Chartered Accountants
1 Embankment Place,
London
WC2N 6RH
31 July 2003

Group Profit and Loss Account

	Notes	6 months ended 30 June 2003 £m	6 months ended 30 June 2002 £m	Year ended 31 December 2002 £m
Turnover				
Continuing operations before acquisitions (excluding Accord energy trading)		**6,224**	5,184	10,040
Acquisitions		-		
Continuing operations (excluding Accord energy trading)		**6,224**	5,184	10,040
Accord energy trading		**3,121**	1,951	4,304
Continuing operations	1	**9,345**	7,135	14,344
Cost of sales	2	**(7,497)**	(5,543)	(11,357)
Gross profit		**1,848**	1,592	2,987
Operating costs before goodwill amortisation		**(1,181)**	(993)	(2,108)
Goodwill amortisation	3	**(85)**	(53)	(116)
Group operating profit		**582**	546	763
Share of profits less losses in joint ventures and associates – continuing operations	3	**23**	25	46
Operating profit including joint ventures and associates				
Continuing operations before acquisitions		**605**	571	809
Acquisitions		-		
Continuing operations	1	**605**	571	809
Loss on disposal of business		-	-	(14)
Loss on disposal of fixed assets		-	-	(14)
Net interest payable		**(29)**	(29)	(62)
Profit before taxation		**576**	542	719
Taxation	5	**(186)**	(168)	(243)
Exceptional tax charges	5	-	(25)	(7)
Profit after taxation		**390**	349	469
Minority interest (equity and non-equity)		-	1	9
Profit after taxation and minority interest		**390**	350	478
Dividends	6	**(73)**	(62)	(172)
Retained profit for the financial period		**317**	288	306
Dividend per ordinary share	6	**1.7p**	1.4p	4.0p
Earnings per ordinary share				
Basic	7	**9.2p**	8.4p	11.4p
Diluted	7	**9.1p**	8.3p	11.3p
Adjusted Basic	7	**11.3p**	10.4p	15.2p

Group Balance Sheet

	Notes	30 June 2003 £m	30 June 2002 £m	31 December 2002 £m
Fixed assets				
Intangible assets		**1,801**	1,632	*1,813*
Tangible assets		**2,739**	2,346	*2,763*
Investments (including joint ventures)	8	**121**	175	*102*
		4,661	4,153	*4,678*
Current assets				
Stocks		**136**	125	*180*
Debtors				
Goldfish Bank debtors (amounts falling due within one year)		**850**	658	*781*
Goldfish Bank debtors (amounts falling due after more than one year)		**64**	-	*11*
Other debtors (amounts falling due within one year)		**2,577**	1,903	*2,598*
Other debtors (amounts falling due after more than one year)		**111**	62	*134*
		3,602	2,623	*3,524*
Cash and current asset investments		**769**	392	*348*
		4,507	3,140	*4,052*
Creditors (amounts falling due within one year)				
Goldfish Bank borrowings		**(234)**	(616)	*(430)*
Other borrowings		**(276)**	(273)	*(289)*
Other amounts falling due within one year:				
Goldfish Bank customer deposits		**(600)**	-	*(286)*
Other creditors		**(3,245)**	(2,462)	*(3,155)*
		(3,845)	(2,462)	*(3,441)*
Net current assets / (liabilities)		**152**	(211)	*(108)*
Total assets less current liabilities		**4,813**	3,942	*4,570*
Creditors (amounts falling due after more than one year)				
Borrowings		**(812)**	(584)	*(784)*
Other creditors		**(108)**	(32)	*(122)*
		(920)	(616)	*(906)*
Provisions for liabilities and charges		**(1,098)**	(1,062)	*(1,262)*
Net assets		**2,795**	2,264	*2,402*
Capital and reserves – equity interests				
Shareholders' funds		**2,580**	2,225	*2,248*
Minority interests (equity and non-equity)		**215**	39	*154*

Movements in Shareholders' Funds

	6 months ended 30 June 2003 £m	6 months ended 30 June 2003 £m	*Year ended 31 December 2002 £m*
Shareholders' funds at 1 January	2,248	1,502	*1,502*
Profit for the financial period	390	350	*478*
Dividends	(73)	(62)	*(172)*
Issue of shares net of reserves movement on employee share schemes	11	435	*444*
Shares to be issued under long term incentive scheme	4	-	*4*
Loss on foreign exchange	-	-	*(8)*
Shareholders' funds at 30 June / 31 December	**2,580**	2,225	2,248

Statement of Total Recognised Gains and Losses

	6 months ended 30 June 2003 £m	6 months ended 30 June 2002 £m	*Year ended 31 December 2002 £m*
Profit for the period	**390**	350	*478*
Exchange translation differences	-	-	*(8)*
	390	350	*470*

Group Cash Flow Statement

	Notes	6 months ended 30 June 2003 £m	6 months ended 30 June 2002 £m	*Year ended 31 December 2002 £m*
Cash inflow from operating activities	9	**730**	330	*717*
Dividends received from joint ventures and associates		**3**	13	*57*
Returns on investments and servicing of finance	10	-	(9)	*(25)*
Taxation paid		**(67)**	(58)	*(192)*
Capital expenditure and financial investment	11	**(92)**	(154)	*(402)*
Acquisitions and disposals	12	**(66)**	(511)	*(935)*
Equity dividends paid		**(110)**	(79)	*(138)*
Cash inflow/(outflow) before use of liquid resources and financing		**398**	(468)	*(918)*
Management of liquid resources		**(411)**	69	*134*
Financing	13	**34**	282	*747*
Net increase / (decrease) in cash		**21**	(117)	*(37)*

Reconciliation of debt, net of cash and investments

	6 months ended 30 June 2003 £m	6 months ended 30 June 2002 £m	*Year ended 31 December 2002 £m*
Debt, net of cash and investments at 1 January	**(1,155)**	(1,043)	*(1,043)*
Net increase/(decrease) in net cash for the period	**21**	(117)	*(37)*
Movement in Goldfish working capital facility	**196**	-	*180*
Net (increase)/decrease in other debt and lease financing	**(1)**	156	*(117)*
Net increase/(decrease) in current asset investments	**411**	(69)	*(134)*
Debt acquired	**-**	1	*-*
Exchange adjustments	**(25)**	(9)	*(4)*
Debt, net of cash and investments at 30 June/ 31 December (i)	**(553)**	(1,081)	*(1,155)*
Of which:			
Net debt (excluding Goldfish Bank and non-recourse debt) (i)	**(96)**	(465)	*(529)*
Goldfish Bank working capital facility	**(234)**	(616)	*(430)*
Consumers' Waterheater Income Fund (non-recourse) debt	**(223)**	-	*(196)*
	(553)	(1,081)	*(1,155)*

(i) Debt, net of cash and investments, comprised borrowings, bank loans and overdrafts of £996 million (30 June 2002 : £1,353 million) and finance lease obligations of £89 million (30 June 2002 : £120 million) less cash and current asset investments of £766 million (30 June 2002 : £392 million). Cash and investments included £172 million (30 June 2002 : £172 million) held by the Group's insurance subsidiary undertakings, £13 million (30 June 2002 : £ nil) held by the Consumers' Waterheater Income Fund and £10 million (30 June 2002 : £9 million) held by the Law Debenture Trust, on behalf of the Company, as security to cover unfunded pension liabilities. These amounts were not readily available to be used for other purposes within the Group.

Notes

1 Segmental analysis including share of profits and losses of joint ventures and associates
6 months ended 30 June

	Turnover		Operating profit/(loss) Before goodwill amortisation		Operating profit/(loss) after goodwill amortisation	
	2003	2002	**2003**	2002	**2003**	2002
	£m	£m	**£m**	£m	**£m**	£m
British Gas: residential energy	**2,868**	2,850	**169**	197	**169**	197
Home services	**411**	388	**41**	22	**40**	21
British Gas Communications	**26**	26	**(10)**	(26)	**(10)**	(26)
British Gas residential	**3,305**	3,264	**200**	193	**199**	192
Centrica Business Services	**575**	474	**43**	40	**39**	39
Industrial sales and wholesaling	**460**	401	**62**	31	**62**	31
Gas production	**30**	41	**282**	290	**282**	290
Accord energy trading	**3,121**	1,951	**13**	15	**13**	15
Gas storage	**41**	-	**16**	-	**16**	-
Centrica energy management group	**3,652**	2,393	**373**	336	**373**	336
The AA	**389**	369	**39**	36	**14**	10
Goldfish Bank (i)	**63**	59	**(30)**	(17)	**(37)**	(24)
One.Tel	**84**	75	**-**	5	**(2)**	3
Centrica North America	**1,275**	499	**73**	25	**27**	9
Other operations	**2**	2	**(4)**	9	**(8)**	6
Continuing operations	**9,345**	7,135	**694**	627	**605**	571

1 Segmental analysis including share of profits and losses of joint ventures and associates (continued)

Year ended 31 December 2002

	Turnover £m	Operating profit/(loss) before goodwill amortisation £m	Operating profit/(loss) after goodwill amortisation £m
British Gas: residential energy	5,185	218	218
Home services	810	61	60
British Gas Communications	52	(35)	(35)
British Gas residential	6,047	244	243
Centrica Business Services	971	65	59
Industrial sales and wholesaling	784	72	72
Gas production	74	447	447
Accord energy trading	4,304	-	-
Gas storage	9	1	1
Centrica energy management group	5,171	520	520
The AA	760	73	23
Goldfish Bank (i)	122	(40)	(54)
One.Tel	153	2	(4)
Centrica North America	1,118	63	24
Other operations	2	5	(2)
Continuing operations	14,344	932	809

(i) Turnover in prior periods has been restated to exclude Goldfish loyalty scheme costs now included in cost of sales, and in the six months ended 30 June 2002, to exclude Goldfish interest payable now included in cost of sales (see Note 2).

2 Cost of sales

Cost of sales in prior periods has been restated to include Goldfish loyalty scheme costs formerly included in turnover, and in the six months ended 30 June 2002, to include Goldfish interest payable formerly netted against turnover (see Note 1).

3 Goodwill amortisation

	6 months ended 30 June 2003 £m	6 months ended 30 June 2002 £m	*Year ended 31 December 2002 £m*
Group goodwill amortisation	**85**	53	*116*
Goodwill amortisation within joint ventures and associates	**4**	3	*7*
	89	56	*123*

4 Earnings before goodwill amortisation and exceptionals

	6 months ended 30 June 2003 £m	6 months ended 30 June 2002 £m	*Year ended 31 December 2002 £m*
Operating profit including joint ventures and associates	**605**	571	*809*
Add back goodwill amortisation (Note 3)	**89**	56	*123*
Operating profit before goodwill amortisation	**694**	627	*932*
Net interest payable	**(29)**	(29)	*(62)*
Taxation on ordinary activities (before exceptional items)	**(186)**	(168)	*(243)*
Minority interest	**-**	1	*9*
Earnings before goodwill amortisation and exceptional charges	**479**	431	*636*

5 Taxation

	6 months ended 30 June 2003 £m	6 months ended 30 June 2002 £m	Year ended 31 December 2002 £m
Current period taxation charge	**186**	168	*243*
Tax on exceptional items	-	-	*(2)*
Exceptional deferred tax charge	-	25	*9*
	186	193	*250*

The charge comprised mainly corporation tax on 'ring-fenced' offshore gas production and on other UK activities outside the "ring-fence". The charge incorporates the 10% supplementary charge on offshore gas production.

6 Dividends

An interim dividend of 1.7 pence per share (2002: 1.4 pence) will be paid to shareholders in November 2003. The final 2002 dividend of 2.6 pence per share was paid in June 2003.

7 Earnings per share

	6 months ended 30 June 2003		6 months ended 30 June 2002		*Year ended 31 December 2002*	
	Earnings £m	**EPS Pence**	Earnings £m	EPS pence	*Earnings £m*	*EPS pence*
Profit for the financial period	**390**	**9.2**	350	8.4	*478*	*11.4*
Add back exceptional charges and goodwill amortisation	**89**	**2.1**	81	2.0	*158*	*3.8*
Earnings before exceptional charges and goodwill amortisation	**479**	**11.3**	431	10.4	*636*	*15.2*
Diluted EPS	**390**	**9.1**	350	8.3	*478*	*11.3*
Average number of shares (million) used in the calculation of basic and adjusted basic EPS		**4,229**		4,159		*4,181*
Average number of shares (million) used in the calculation of diluted EPS		**4,280**		4,211		*4,227*

8 Fixed assets investments

	30 June 2003 £m	30 June 2002 £m	*31 December 2002 £m*
Joint ventures			
Share of gross assets	**923**	787	*810*
Share of gross liabilities	**(824)**	(660)	*(736)*
Other investments	**22**	48	*28*
	121	175	*102*

The Group's share of joint ventures principally comprised its interests in Humber Power Limited (electricity generation), Centrica Personal Finance Limited (AA and British Gas personal loans activities), AA Financial Services (AA credit card activities) and Luminus NV (energy supply).

Share of joint ventures' assets and liabilities at 30 June 2003

	Humber Power Limited £m	**Centrica Personal Finance Limited £m**	**AA Financial Services £m**	**Luminus NV £m**	**Other £m**	**Total £m**
Share of gross assets	**333**	**463**	**41**	**73**	**13**	**923**
Share of gross liabilities	**(309)**	**(455)**	**(39)**	**(15)**	**(6)**	**(824)**
	24	**8**	**2**	**58**	**7**	**99**
Share of net (debt)/cash included in above	**(244)**	**(443)**	(37)	6	-	**(718)**

9 Reconciliation of operating profit to operating cash flow

	6 months ended 30 June 2003 £m	6 months ended 30 June 2002 £m	*Year ended 31 December 2002 £m*
Group operating profit	**582**	546	*763*
Amortisation of goodwill	**85**	53	*116*
Depreciation	**219**	203	*390*
Amortisation of investments	**4**	-	*7*
Profit on sale of fixed assets and investments	**(8)**	(13)	*(18)*
Increase/(decrease) in provisions	**30**	(215)	*(161)*
Increase in working capital	**(182)**	(228)	*(364)*
Operating cash flow before exceptionals			
Continuing operations	**730**	346	*733*
Payments relating to exceptional charges	**-**	(16)	*(16)*
Cash inflow from operating activities after exceptional payments	**730**	330	*717*

10 Returns on investments and servicing of finance

	6 months ended 30 June 2003 £m	6 months ended 30 June 2002 £m	*Year ended 31 December 2002 £m*
Interest received	**20**	10	*29*
Interest paid	**(16)**	(14)	*(42)*
Interest element of finance lease rental payments	**(4)**	(5)	*(12)*
	-	(9)	*(25)*

11 Capital expenditure and financial investment

	6 months ended 30 June 2003 £m	6 months ended 30 June 2002 £m	*Year ended 31 December 2002 £m*
Purchase of tangible fixed assets	**(112)**	(159)	*(449)*
Sale of tangible fixed assets	**20**	1	*28*
Loans to joint ventures repaid	**-**	4	*19*
	(92)	(154)	*(402)*

12 Acquisition and disposals

	6 months ended 30 June 2003 £m	6 months ended 30 June 2002 £m	*Year ended 31 December 2002 £m*
Subsidiary undertakings	**(40)**	(490)	*(1,107)*
Joint ventures and associates	**(9)**	-	*(4)*
Deferred consideration	**(26)**	(33)	*(70)*
Total cash payments	**(75)**	(523)	*(1,181)*
Cash acquired	**-**	-	*222*
Overdraft acquired	**-**	-	*(30)*
Proceeds from disposals	**9**	12	*54*
	(66)	(511)	*(935)*

13 Financing

	6 months ended 30 June 2003 £m	6 months ended 30 June 2002 £m	*Year ended 31 December 2002 £m*
Net increase in short-term borrowings	**236**	309	*309*
Repayment of loans	**(236)**	(453)	*(381)*
Capital element of finance lease rentals	**(19)**	(15)	*(32)*
Bonds issued	**20**	-	*221*
Realised net foreign exchange (loss)/gain	**(23)**	-	*57*
Investment by equity and non-equity minority shareholders	**45**	6	*129*
Issue of ordinary share capital	**11**	435	*444*
	34	282	*747*

14 Pensions

These statements have been prepared under SSAP 24. The total pension and other retirement benefit costs arising and the reconciliation to the balance sheet provision were as follows:

	6 months ended 30 June 2003 £m	6 months ended 30 June 2002 £m	*Year ended 31 December 2002 £m*
Pension and other retirement benefits provision at 1 January	**75**	116	*116*
Profit and loss charge	**38**	35	*68*
Acquisition of surplus in the period	**-**	-	*(2)*
Employer contributions paid	**(57)**	(52)	*(107)*
Pension and other retirement benefits provision at 30 June/ 31 December	**56**	99	*75*

Set out below is indicative information on changes in net assets which would arise from valuation of the pension scheme assets and liabilities in accordance with FRS 17 principles at 30 June 2003 and 31 December 2002.

The major assumptions used for the actuarial valuation were:

	30 June 2003 %	30 June 2002 %	*31 December 2002 %*
Rate of increase in employee earnings	**4.5**	4.5	*4.3*
Rate of increase in pensions in payment	**2.5**	2.5	*2.3*
Discount rate	**5.5**	6.0	*5.75*
Inflation	**2.5**	2.5	*2.3*

14 Pensions (continued)

On this basis, the market value of the assets in the schemes and the present value of the liabilities in the schemes were:

	30 June 2003	30 June 2002	*31 December 2002*
	£m	£m	*£m*
Total of fair value of assets	**2,074**	2,093	*1,882*
Present value of schemes' liabilities	**(3,192)**	(2,549)	*(2,713)*
Deficit in the schemes	**(1,118)**	(456)	*(831)*
Related deferred tax asset	**335**	137	*249*
Net pension liability	**(783)**	(319)	*(582)*

Under SSAP24 the Group balance sheet includes a provision of £56 million at 30 June 2003. Had FRS17 been implemented in full at that date, the net assets of the Group would have been reduced by £727 million.

Had FRS17 been implemented in full for the 6 months to June 2003, then the net charge for the pension costs in the profit and loss account would have increased by £35 million compared with that under SSAP24 as set out below:

	FRS17	**SSAP24**	**Increase/ (decrease)**
	£m	**£m**	**£m**
Amount charged to operating profit	**68**	**38**	**30**
Amount charged to net finance income	**5**	**-**	**5**
Net charge to profit and loss account	**73**	**38**	**35**

15 Basis of preparation

The financial information contained in this report is unaudited and does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985.

These results have been prepared using accounting policies consistent with those used in preparing the Group's 2002 Annual Report and Accounts.

Enquiries

For further information please contact:

Charles Naylor, Director of Corporate Affairs
Kath Kyle, Director of Investor Relations

Telephone:
01753 494 085 (Media)
01753 494 900 (Investors and Analysts)

Facsimile:
01753 494 090 (Media)
01753 494 909 (Investors and Analysts)

Financial Calendar

Ex-dividend date for 2003 interim dividend	24th September 2003
Record date for 2003 interim dividend	26th September 2003
2003 interim dividend payment date	12th November 2003
2003 prelim results announcement	12th February 2004
Annual General Meeting	May 2004

Websites

www.centrica.com
www.theaa.com
www.britishgasbusiness.co.uk
www.directenergy.com
www.energyamerica.com
www.goldfish.com
www.house.co.uk
www.luminus.be
www.onetel.co.uk

Registered Office

Millstream
Maidenhead Road
Windsor
Berkshire
SL4 5GD